                                                                    EXHIBIT 99.3

                            FINANCIAL STATEMENTS AND
                         REPORT OF INDEPENDENT AUDITORS

                                  CRS DIVISION
                   (A business unit of Dictaphone Corporation)

     As of and for the years ended December 31, 2004 and 2003 and as of and for the nine-months ended December 31, 2002

                                  CRS DIVISION
                            FINANCIAL STATEMENTS AND
                         REPORT OF INDEPENDENT AUDITORS
      As of December 31, 2004, 2003 and 2002 and for the periods then ended

                                 C O N T E N T S

                                                       Page(s)

Report of Independent Auditors                            2

Financial Statements

       Balance Sheets                                     3

       Statements of Operations                           4

       Statements of Cash Flows                           5

       Notes to Financial Statements                    6 - 16

                                       1

[PRICEWATERHOUSECOOPERS LOGO]

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                                                      PRICEWATERHOUSECOOPERS LLP
                                                      300 Atlantic Street
                     REPORT OF INDEPENDENT AUDITORS   Stamford CT 06901
                                                      Telephone (203) 539 3000
                                                      Facsimile (813) 207 3999

To the Board of Directors and Stockholders of Dictaphone Corporation:

In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of the CRS Division of Dictaphone Corporation ("CRS") as of
December 31, 2004, December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2004 and
December 31, 2003 and the nine months ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 2 and 3, the financial statements of CRS have been derived from the financial statements and accounting records of the Dictaphone
Corporation using the historical results of operations and the historical carrying values of assets and liabilities of CRS and may not reflect CRS's results of operations, financial position and cash flows as a stand-alone entity.

/s/ PricewaterhouseCoopers LLP
August 15, 2005

                                       2

                                  CRS DIVISION
                           CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)



                                                  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                     2004          2003          2002
                                                 ------------   ------------  ------------
                     ASSETS

Current assets:
   Accounts receivable, net                          $17,329      $15,447      $15,481
   Inventories                                         7,270        6,656        6,248
   Other current assets                                1,504        1,463          542
                                                     -------      -------      -------
      Total current assets                            26,103       23,566       22,271

Property, plant and equipment, net                     1,409        2,056        1,664
Excess reorganization value and goodwill              12,846       28,096       28,096
Intangible assets, net                                18,683       19,911       19,005
                                                     -------      -------      -------
   TOTAL ASSETS                                      $59,041      $73,629      $71,036
                                                     =======      =======      =======

        LIABILITIES AND NET INVESTMENT

Current liabilities:
   Accounts payable                                  $ 1,628      $ 1,568      $ 2,278
   Accrued liabilities                                 4,011        4,472        3,969
   Current portion of deferred revenue                11,132        9,775       10,670
   Other current liabilities                           2,337          870        1,345
                                                     -------      -------      -------
      Total current liabilities                       19,108       16,685       18,262

Deferred revenue                                       5,407        5,394        5,401
                                                     -------      -------      -------

      Total liabilities                               24,515       22,079       23,663
                                                     -------      -------      -------

Commitments and contingencies

Net investment:
   Dictaphone net investment in CRS                   34,526       51,550       47,373
                                                     -------      -------      -------

      TOTAL LIABILITIES AND NET INVESTMENT           $59,041      $73,629      $71,036
                                                     =======      =======      =======


The accompanying notes are an integral part of these statements.

                                        3

                                   CRS DIVISION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                                          NINE MONTHS
                                            YEAR ENDED      YEAR ENDED       ENDED
                                           DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                              2004            2003           2002
                                           ------------    ------------   ------------

REVENUES:
   Product sales                              $29,859        $31,491        $29,540
   Support and maintenance services            34,328         35,093         31,911
   Other                                        1,000          9,000           --
                                             --------        -------        -------
      Total revenues                           65,187         75,584         61,451
                                             --------        -------        -------
COSTS AND EXPENSES:
   Cost of sales                               18,092         18,056         15,858
   Cost of service                             18,791         19,843         13,662
   Selling, general and administrative         26,606         29,612         22,793
   Research and development                     3,512          4,007          2,156
   Depreciation                                 1,000            802            502
   Amortization of intangibles                  3,837          3,096          1,932
   Impairment of intangibles                   15,250           --             --
                                             --------        -------        -------
      Total costs and expenses                 87,088         75,416         56,903
                                             --------        -------        -------

(LOSS) INCOME BEFORE INCOME TAXES             (21,901)           168          4,548

Provision for income taxes                       (196)           (75)           (73)
                                             --------        -------        -------
NET (LOSS) INCOME                            $(22,097)       $    93        $ 4,475
                                             ========        =======        =======


The accompanying notes are an integral part of these statements.

                                       4

                                  CRS DIVISION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)



                                                                                            NINE MONTHS
                                                                YEAR ENDED     YEAR ENDED      ENDED
                                                               DECEMBER 31,   DECEMBER 31,  DECEMBER 31,
                                                                  2004           2003          2002
                                                               ------------   ------------  ------------

OPERATING ACTIVITIES:
Net (loss) income                                               $(22,097)      $     93       $  4,475
Adjustments to reconcile net (loss) income to net cash
 (used in) provided by operating activities:
   Depreciation and amortization                                   4,837          3,898          2,434
   Provision for doubtful accounts receivable                        262            402            493
   Impairment of intangibles                                      15,250           --             --
   Changes in assets and liabilities:
      Accounts receivable                                         (2,053)          (368)         3,683
      Inventories                                                   (404)          (408)        (1,940)
      Accounts payable and accrued liabilities                        61           (207)        (2,869)
      Deferred revenue                                             1,370           (903)           122
      Other current liabilities                                    1,467           (465)        (1,483)
      Other                                                          (26)        (1,011)           264
                                                                --------       --------       --------
   Net cash (used in) provided by operating activities            (1,333)         1,031          5,179
                                                                --------       --------       --------
INVESTING ACTIVITIES:
   Software development                                           (2,494)        (4,002)        (3,180)
   Net investment in fixed assets                                   (353)        (1,193)          (119)
   Acquisition of Switzerland distributor                           --              (52)          (512)
                                                                --------       --------       --------
   Net cash used in investing activities                          (2,847)        (5,247)        (3,811)
                                                                --------       --------       --------
FINANCING ACTIVITIES:
   Net financing provided by (repaid to) Dictaphone                4,180          4,216         (1,368)
                                                                --------       --------       --------
   Net cash provided by (used in) financing activities             4,180          4,216         (1,368)
                                                                --------       --------       --------
Changes in cash                                                     --             --             --
                                                                --------       --------       --------
Cash and cash equivalents, beginning of period                      --             --             --
                                                                --------       --------       --------
Cash and cash equivalents, end of period                        $   --         $   --         $   --
                                                                ========       ========       ========

Supplemental disclosure of cash flow information:
   Income taxes paid                                            $     70       $    165       $     58
                                                                ========       ========       ========


The accompanying notes are an integral part of these statements.

                                        5

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

NOTE 1 - NATURE OF OPERATIONS

     The CRS Division ("CRS"), a business unit of Dictaphone Corporation
     ("Dictaphone"), is a leader in the development, sale and service of communications recording systems. CRS's products are used primarily by public safety agencies (such as 911 centers, fire departments, police departments and prison facilities), financial institutions (such as banks, mutual funds and brokerage houses) and customer call centers. Customers use
     CRS's products for critical applications involving the recording and archiving of telephone conversations or other voice broadcasts to protect against financial or other liability relating to misinterpreted telephone conversations as well as to monitor applications and evaluate the quality of customer call center employees' performances.

     The CRS Division is headquartered in Stratford, Connecticut, and has marketing, sales, service and support organizations in the United States,
     United Kingdom, Canada and Europe. The CRS Division markets its products worldwide with approximately 78%, 77% and 75% of its revenue generated from the United States market in 2004, 2003 and 2002, respectively.

     As discussed in further detail in Note 14, Dictaphone completed the sale of the CRS Division to Nice Systems, Inc. on May 31, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying financial statements of CRS have been derived from the financial statements and accounting records of Dictaphone using the historical results of operations and the historical carrying value of assets and liabilities of the CRS business, adjusted for certain allocations as further described below. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements contained herein may not necessarily reflect CRS's results of operations, financial position and cash flows in the future or what the results of operations, financial position and cash flows would have been had the CRS business operated as a stand-alone entity. The CRS financial statements represent the combination of the CRS operations from Dictaphone and certain of Dictaphone's majority-owned subsidiaries as follows:
     Dictaphone Canada Ltd, DSP Inc., Dictaphone International Ltd. (99.99%
     owned), Dictaphone Deutschland GmbH, Dictaphone NV, Dictaphone
     International A.G., and Dictaphone Europe A.G. (formerly VoiceCom, A.G.,
     "VoiceCom"). All intercompany accounts and transactions have been eliminated.

     As further discussed in Note 7, Dictaphone completed a reorganization under
     Chapter 11 of the United States Bankruptcy Code when the Plan was confirmed on March 13, 2002 by the Bankruptcy Court and became effective on March 28,
     2002. For financial reporting purposes, Dictaphone used an effective emergence date of March 31, 2002. The financial statements of Dictaphone have been prepared and presented in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial
     Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP
     90-7"), and in conformity with accounting principles generally accepted in the United States of America.

     The financial statements include allocations of certain Dictaphone shared expenses. Shared expenses include corporate expenses which are included in selling, general and administrative and customer support expenses included in cost of sales and service. Shared expenses have been allocated based on
     CRS's sales in relationship to Dictaphone's consolidated sales and on CRS's service hours and service call activity in relationship to Dictaphone's consolidated service hours and service call activity. CRS's allocated selling, general and administrative expenses primarily include accounting services, real estate costs, legal costs, pension costs and human resources costs. Shared expenses allocated to CRS for cost of sales and service include professional services, technical support and in-house repairs.
     Management believes the amount of allocated Dictaphone shared expenses is a reasonable representation of the services performed on behalf of or benefited by the CRS business. The financial statements do not include any allocation of interest costs due to Dictaphone's centralized approach to cash management. If interest expense had been recorded, by allocating
     Dictaphone's total interest bearing debt to CRS based upon CRS' net assets as a percentage of Dictaphone's net assets, and an interest rate of 10%, interest expense for the years ended December 31, 2004 and 2003 and the nine-month period ending December 31, 2002 would have been approximately
     $1.4 million, $1.4 million and $1.0 million, respectively.

                                       6

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

     A summary of direct costs that can be specifically attributable to CRS, and allocated costs for the years ended December 31, 2004 and 2003 and the nine-month period ended December 31, 2002 is as follows (in thousands):



                                December 31, 2004                   December 31, 2003               December 31, 2002
                        ---------------------------------   -------------------------------   --------------------------------
                        Cost of sales    Selling, general   Cost of sales  Selling, general   Cost of sales   Selling, general
                         and service     & administrative    and service   & administrative    and service    & administrative
                        -------------    ----------------   -------------  ----------------   -------------   ----------------

    Direct costs           $21,697           $16,207           $20,378          $17,541          $18,597           $11,723
    Allocated costs         15,186            10,399            17,521           12,071           10,923            11,070
                           -------           -------           -------          -------          -------           -------
    Total                  $36,883           $26,606           $37,899          $29,612          $29,520           $22,793
                           =======           =======           =======          =======          =======           =======


     In addition, CRS purchased $13.6 million, $13.0 million and $10.7 million, respectively, of inventory at fair market value from Dictaphone for the years ended December 31, 2004 and 2003 and the nine-month period ended
     December 31, 2002. These purchases have been included in CRS's cost of sales or inventory, as appropriate.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates. The most significant estimates relate to the allowance for doubtful accounts, inventory valuation provisions, the fair value of assets and liabilities upon emergence from the Chapter 11 bankruptcy, property, plant & equipment and intangible asset impairment, tax liabilities and allocation of shared expenses.

     Cash and cash equivalents

     Dictaphone uses a centralized approach to cash management and the finance of its operations. As a result, none of Dictaphone's cash, cash equivalents or debt at the corporate level is reported at the CRS business level.

     Fair value of financial instruments

     The recorded values of accounts receivable, accounts payable and accrued liabilities reflected in the financial statements approximate their fair values due to the short-term nature of the instruments.

     Inventory valuation

     Inventories are valued at the lower of cost (determined on a first-in-first out basis) or market. Provisions are made for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.

     Research and development expenses

     All costs incurred to establish the technological feasibility of software products or product enhancements are expensed as incurred. Research and development expenses were $3.5 million and $4.0 million for the years ended
     December 31, 2004 and 2003, respectively, and $2.2 million for the nine-month period ended December 31, 2002.

     Computer software development costs

     The Company records at cost purchased software and capitalizes certain software costs in accordance with the provisions of Statement of Financial
     Accounting Standards No. 86, "Accounting for the Costs of Computer Software
     to be Sold, Leased or Otherwise Marketed" ("SFAS 86"), which is included in intangible assets on the balance sheets (see Note 8). In accordance with
     SFAS 86, software development costs are capitalized once a product reaches technological feasibility until such time the product is released for sale.
     Such amounts totaled $2.6 million and $4.0 million for the years ended
     December 31, 2004 and 2003, respectively, and $3.2 million for the nine-month period ended December 31, 2002. Capitalized software development costs are amortized ratably over their expected life of approximately 36 months. Amortization expense was $1.3 million and $0.6 million for the years ended December 31, 2004 and 2003, respectively. There was no amortization expense for the nine-month period ended December 31, 2002 since capitalization of such costs commenced upon emergence from bankruptcy in March 2002, and no projects were made available for release prior to
     2003. Amortization expense of capitalized software development costs is included in amortization of intangibles in the statements of operations.

                                        7

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

     Property, plant and equipment and depreciation

     Property, plant and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the various assets ranging from three to twelve years for machinery and equipment. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. As part of the 2002 reorganization and implementation of fresh-start accounting in accordance with SOP 90-7, Dictaphone adjusted the historical cost of property, plant, and equipment to its fair value on
     March 31, 2002.

     In December each year, or whenever events or changes in circumstances indicated that the carrying amount of such assets or intangibles might not be recoverable, the CRS Division evaluates its long-lived assets for impairment in accordance with SFAS 144. No impairment charge was required as a result of these reviews for any of the periods.

     Intangible assets, excess reorganization value and goodwill

     In connection with fresh-start accounting, Dictaphone has fair valued intangibles for patents and technology, which are being amortized over three to four years, and intangibles for customer service relationships that are being amortized over seven years. Values ascribed to trade names, trademarks and excess reorganization value having indefinite lives are not being amortized but are reviewed annually as of December 31 for impairment in accordance with SFAS no. 142 (see Notes 7 and 8). Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated discounted future net cash flows expected to be generated by the asset or the market-value approach. As a result of such review, management determined that the future cash flows from the business, which has been adversely effected by continued competitive market conditions throughout 2004, no longer supported the carrying value of the goodwill and excess reorganization value attributed to CRS. Accordingly, in
     2004, an impairment in the value of this business of $15.3 million was recorded (see Note 7). There were no impairments for the year ended
     December 31, 2003 and for the nine-months ended December 31, 2002.

     Intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged are recognized as an asset apart from goodwill.
     Goodwill and intangibles with indefinite lives are no longer subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair-value based test.

     Revenue

     Revenue is recognized when earned. The CRS Division records revenue attributable to the hardware and software elements upon installation and acceptance from the customer and defers revenue attributable to undelivered elements, including training, maintenance and product warranties to the periods in which the related obligations are performed. Vendor-specific objective evidence exists for each of these undelivered elements and is derived from the sale prices of each element of the sales arrangement when sold separately. Revenue from maintenance and support services is recognized ratably over the relevant contractual period. The CRS Division may grant sales discounts to customers, which are reflected as a reduction in the revenue from product sales or services. All amounts billed to a customer in a sales transaction related to shipping and handling are included as revenue.

     Maintenance contracts

     Maintenance contracts (support services) are generally billed in advance;
     the related revenue is deferred and amortized ratably into income as earned over the term of the contract.

     Allowance for doubtful accounts

     Accounts receivable are stated at amounts due from customers net of allowance for doubtful accounts, discounts, rebates and allowances.
     Accounts outstanding longer than the contractual payment terms are considered past due. The CRS Division estimate for the allowance for doubtful accounts is calculated in two steps. First, CRS evaluates specific accounts where it has information that the customer may not have the ability to meet its obligations (bankruptcy, etc.) or the obligation is in dispute (litigation, etc.). In these cases CRS uses its judgment based upon available facts and circumstances and records a specific reserve. Second, a reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales and anticipated returns. When a receivable balance is known to be uncollectible, such receivable is written-off.
                                        8

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

     Reserve for cancellations and returns

     The CRS Division provides a reserve for maintenance contracts expected to be cancelled and returns for product sales. All cancellations and returns are recorded as a reduction of revenue to the extent earned or as a reduction of deferred revenue. The CRS Division estimates the amount of maintenance contracts to be cancelled and expected product returns based on historical experience and known cancellations or returns. As of December
     31, 2004, 2003 and 2002, the CRS Division had $1.0 million, $0.8 million and $0.9 million, respectively, recorded for such cancellations and returns which is reflected in accrued liabilities on the balance sheets.

     Advertising expenses

     The CRS Division expenses all advertising costs as incurred and classifies these costs under selling, general and administrative expenses. Advertising costs were $0.7 million and $0.6 million, respectively, for the years ended
     December 31, 2004 and 2003 and $0.3 million for the nine-month period ended
     December 31, 2002.

     Income taxes

     Historically, the CRS Division's operations have been included in
     Dictaphone's consolidated income tax returns. Income tax expense, as presented herein, has been calculated on a separate return method in accordance with SFAS No. 109, "Accounting for Income Taxes." The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

     Translation of foreign currencies

     Assets and liabilities of foreign operations are translated at the rate of exchange in effect on the balance sheet date, while income and expenses are translated at the average rates of exchange prevailing during the period.
     As detailed in Note 12, the resulting translation adjustment is reflected within net investment on the consolidated balance sheet, and the change in the cumulative translation adjustment is reflected as a separate component of comprehensive income (loss). Foreign currency gains and losses resulting from transactions are included in the results of operations.

     Recent accounting pronouncements

     Exchanges of Nonmonetary Assets: In December 2004, the FASB issued SFAS No.
     153, "Exchanges of Nonmonetary Assets." SFAS 153 amends the guidance in
     Accounting Principles Board ("APB") Opinion No. 29, "Accounting for
     Nonmonetary Transactions," to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The CRS Division has historically not had such nonmonetary exchanges and does not anticipate any such material exchanges in the foreseeable future. Accordingly, the adoption of SFAS 153 is not expected to be material to the business's operating results or financial position.

     Discontinued Operations: In November 2004, the FASB issued EITF Issue No.
     03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144
     in Determining Whether to Report Discontinued Operations." EITF Issue No.
     03-13 discusses issues pertaining to how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity as well as the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. EITF Issue No.
     03-13 should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. EITF 03-13 is not expected to be material to the business's operating results or financial position.

     Equity Accounting: In July 2004, the FASB issued EITF Issue No. 02-14,
     "Whether an Investor Should Apply the Equity Method of Accounting to
     Investments Other Than Common Stock." EITF Issue No. 02-14 discusses issues pertaining to investors who have the ability to exercise significant influence over the operating and financial policies of an investee and indicated that this type of investor should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. EITF Issue No. 02-14 defines in-substance common stock

                                        9

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

     and provides related guidance. EITF Issue No. 02-14 became effective for reporting periods after September 15, 2004. The CRS Division does not have investments in common stock or investments that could be considered in-substance common stock and, therefore, the adoption of EITF Issue No.
     02-14 had no material impact on the business's operating results or financial position.

     Postretirement Benefits: In May 2004, the FASB issued Staff Position No.
     FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare
     Prescription Drug, Improvement and Modernization Act of 2003," which provides guidance on accounting for the new Medicare prescription drug legislation. The CRS Division is not affected by this pronouncement since it provides a fixed subsidy to retirees.

NOTE 3 - DICTAPHONE NET INVESTMENT IN CRS, RELATED PARTY TRANSACTIONS AND
         LIQUIDITY

     The CRS Division participates in the centralized cash management system used by Dictaphone to finance its operations. Cash deposits from CRS are transferred to Dictaphone on a daily basis and Dictaphone funds CRS as required. Therefore, no cash or cash equivalents are reflected in the CRS financial statements.

     Dictaphone's investment in the CRS Division includes its investment in CRS and the net intercompany amount with Dictaphone, reflecting a variety of transactions discussed below. The following analyzes Dictaphone's investment in the CRS Division for the periods presented:



                                           December 31,   December 31,   December 31,
                                              2004           2003           2002
                                           ------------   ------------   ------------

     Balance at beginning of period          $ 51,550       $ 47,373       $ 44,171
     Net (loss) income                        (22,097)            93          4,475
     Net intercompany activity                  4,180          4,216         (1,368)
     Other                                        893           (132)            95
                                             --------       --------       --------
     Balance at end of period                $ 34,526       $ 51,550       $ 47,373
                                             ========       ========       ========


     Included as a component of the Dictaphone net investment in CRS are net cash advances from Dictaphone to CRS and general and administrative expenses allocated from Dictaphone to CRS. No interest expense on net advances from Dictaphone to CRS has been reflected in the accompanying financial statements. In 2004 and 2003, CRS incurred a net loss and generated negative operating cash flow. As a result, Dictaphone was required to provide cash advances to CRS. Dictaphone continued to fund operating cash requirements of CRS through the date of disposal (see Note
     14).

                                       10

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

NOTE 4 - ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following (in thousands):



                                            December 31,   December 31,   December 31,
                                               2004           2003           2002
                                            ------------   ------------   ------------

     Trade receivables                        $18,566        $13,404        $18,200
     Other receivables                          1,067          4,400           --
                                              -------        -------        -------
              Total receivables                19,633         17,804         18,200
     Less allowance for doubtful accounts      (2,304)        (2,357)        (2,719)
                                              -------        -------        -------

              Accounts receivable, net        $17,329        $15,447        $15,481
                                              =======        =======        =======


     Changes in the allowance for doubtful accounts for the years ended December
     31, 2004 and 2003 and the nine-month period ended December 31, 2002 are as follows (in thousands):



                                          Year ended     Year ended   Nine-months ended
                                          December 31,   December 31,    December 31,
                                             2004           2003            2002
                                          ----------     ----------   -----------------

     Balance at beginning of period          $2,357        $2,719          $2,576
              Provision for bad debts           262           402             493
     Accounts written off                      (315)         (764)           (350)
                                             ------        ------          ------
     Balance at end of period                $2,304        $2,357          $2,719
                                             ======        ======          ======


     The majority of CRS's receivables were pledged as collateral under
     Dictaphone's revolving-credit agreement with GMAC Commercial Finance LLC.
     Dictaphone did not have any borrowings outstanding under this agreement as of December 31, 2004. These assets were released from any pledges at the time of the sale of the CRS Division (See Note 14).

NOTE 5 - INVENTORIES

     Inventories consist of the following (in thousands):



                                           December 31,   December 31,   December 31,
                                              2004           2003            2002
                                           ------------   ------------   ------------

     Raw materials and work in process        $1,485         $  721         $  959
     Supplies and service parts                4,293          4,535          4,090
     Finished products                         1,492          1,400          1,199
                                              ------         ------         ------
               Total inventories              $7,270         $6,656         $6,248
                                              ======         ======         ======


     The majority of CRS's inventories are pledged as collateral under
     Dictaphone's revolving-credit agreement with GMAC Commercial Finance LLC.
     Dictaphone did not have any borrowings outstanding under this agreement as of December 31, 2004. These assets were released from any pledges at the time of the sale of the CRS Division (See Note 14).

                                       11

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, net consist of the following (in thousands):



                                           December 31,  December 31,  December 31,
                                              2004          2003          2002
                                           ------------  ------------  ------------

     Machinery, equipment and other           $5,772        $5,528        $3,993
     Accumulated depreciation                 (4,363)       (3,472)       (2,329)
                                              ------        ------        ------
     Property, plant and equipment, net       $1,409        $2,056        $1,664
                                              ======        ======        ======


     Depreciation expense was $1.0 million and $0.8 million, respectively, for the years ended December 31, 2004 and 2003 and $0.5 million for the nine-month period ended December 31, 2002.

     The majority of CRS's property, plant and equipment is pledged as collateral under Dictaphone's revolving-credit agreement with GMAC
     Commercial Finance LLC. Dictaphone did not have any borrowings outstanding under this agreement as of December 31, 2004. These assets will be released from any pledges at the time of the sale of the CRS Division (See Note 14).

NOTE 7 - EXCESS REORGANIZATION VALUE AND GOODWILL

     Dictaphone was acquired by Lernout & Hauspie Speech Products N.V. ("L&H
     NV"), a Belgian-based speech and language company, in May 2000. In November
     2000, L&H NV and certain of its United States subsidiaries, including
     Dictaphone, filed voluntary petitions for relief under Chapter 11 of title
     11 of the United States Bankruptcy Code in the United States Bankruptcy
     Court for the District of Delaware. In connection with the emergence from bankruptcy, Dictaphone experienced a change in control, whereby the previous creditors of L&H NV acquired the majority interest in the Company.

     Dictaphone's emergence from Chapter 11 bankruptcy proceedings on March 28,
     2002 resulted in a new reporting entity and adoption of fresh-start accounting, which required the Company to record its assets and liabilities at fair value. In conjunction with fresh-start accounting, Dictaphone recorded excess reorganization value of $27.8 million, which represents the fair value of the business in excess of the fair values ascribed to the assets of CRS net of the liabilities assumed.

     The following summarizes excess reorganization value and goodwill, assigned to CRS. for the periods ended December 31, 2004, 2003 and 2002 (in thousands):



                                          December 31,          December 31,       December 31,
                                             2004                  2003               2002
                                          ------------          ------------       ------------

     Excess reorganization value           $ 27,778              $27,778             $27,778
     Acquired goodwill                          318                  318                 318
     Impairment                             (15,250)                --                  --
                                           --------              -------             -------
               Total                       $ 12,846              $28,096             $28,096
                                           ========              =======             =======


     As discussed in Note 2, the Company recorded a $15.3 million impairment charge in December 2004.

     In August 2002, Dictaphone acquired VoiceCom, a distributor of dictation and communication recording equipment based in Switzerland, for total consideration and expenses of $1.4 million in cash. Included in the CRS
     Division are certain of VoiceCom's assets and $0.3 million of goodwill recorded in connection with the acquisition.

                                       12

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

NOTE 8 - INTANGIBLE ASSETS, NET

     The following summarizes intangible assets as of December 31, 2004, 2003 and 2002 (in thousands):



                                                      Useful
                                                       life         December 31,   December 31,   December 31,
                                                    (in years)         2004           2003            2002
                                                    ----------      ------------   ------------   ------------

     Unamortizable intangible assets:
        Trade name and trademarks                    indefinite       $  2,443       $  2,443       $  2,443
                                                                      --------       --------       --------

     Amortizable intangible assets:
         Patents and technology                         4                3,140          3,140          3,140
         Capitalized software                           3                9,772          7,162          3,180
         Customer service relationships                 7               12,174         12,174         12,174
                                                                      --------       --------       --------
                    Subtotal                                            25,086         22,476         18,494
                                                                      --------       --------       --------
          Total gross intangible assets                                 27,529         24,919         20,937
                                                                      --------       --------       --------
     Accumulated amortization:
         Patents and technology                                         (2,159)        (1,374)          (589)
         Capitalized software                                           (1,904)          (590)           (39)
         Customer service relationships                                 (4,783)        (3,044)        (1,304)
                                                                      --------       --------       --------
      Total accumulated amortization                                    (8,846)        (5,008)        (1,932)
                                                                      --------       --------       --------
      Intangible assets, net                                          $ 18,683       $ 19,911       $ 19,005
                                                                      ========       ========       ========


     Amortization expense was $3.8 million and $3.1 million, respectively, for the years ended December 31, 2004 and 2003 and $1.9 million for the nine-month period ended December 31, 2002. Estimated annual amortization expense of the intangibles is approximately $5.2 million, $4.6 million,
     $3.8 million, $2.2 million and $0.4 million for the years ended December
     31, 2005, 2006, 2007, 2008 and 2009, respectively. No amortization expense has been estimated for future software development projects where the cost has not been incurred as of December 31, 2004.

NOTE 9 - ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):



                                               December 31,   December 31,   December 31,
                                                  2004           2003           2002
                                               ------------   ------------   ------------

     Sales returns                               $   963        $   820        $   850
     Sales incentives and bonus                      942            369            435
     Professional fees                               333            386            404
     Payroll and payroll taxes                       293            588            374
     Other                                         1,480          2,309          1,906
                                                 -------        -------        -------
               Total accrued liabilities         $ 4,011        $ 4,472        $ 3,969
                                                 =======        =======        =======


                                       13

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

NOTE 10 - INCOME TAXES

     The provision for income taxes for the years ended December 31, 2004 and
     2003 and the nine-month period ended December 31, 2002 consists of the following (in thousands):



                                        Year ended      Year ended    Nine-months ended
                                        December 31,    December 31,     December 31,
                                           2004            2003             2002
                                        ------------    ------------  -----------------

     Current provision:
        Federal                           $  --           $  --           $  --
        State                                --              --              --
        Foreign                               196              75              73
                                          -------         -------         -------
        Subtotal                              196              75              73
                                          -------         -------         -------

     Deferred benefit:
        Federal                            (1,473)         (1,147)         (1,626)
        State                                (350)           (273)           (387)
        Foreign                              --              --              --
                                          -------         -------         -------
        Subtotal                           (1,823)         (1,420)         (2,013)
                                          -------         -------         -------

     Valuation allowance                    1,823           1,420           2,013
                                          -------         -------         -------

        Provision for income taxes        $   196         $    75         $    73
                                          =======         =======         =======


     A reconciliation of income tax expense computed at the United States
     Federal statutory rate of 35% and the CRS Division's effective tax rate for the years ended December 31, 2004 and 2003 and the nine-month period ended
     December 31, 2002 is as follows:



                                                     Year ended           Year ended       Nine-months ended
                                                     December 31,         December 31,        December 31,
                                                        2004                 2003                2002
                                                     ------------         ------------     -----------------

     Statutory income tax (benefit)/expense            $(7,665)             $    59              $ 1,591
     State income tax                                     --                   --                   --
     Foreign operations income tax                         196                   75                   73
     Other                                                 125                  128                   78
     Impairment of intangibles                           5,355                 --                   --
     Deferred income taxes                               2,185                 (187)              (1,669)
                                                       -------              -------              -------
     Total income tax expense                          $   196              $    75              $    73
                                                       =======              =======              =======


                                       14

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

     The components of the deferred tax assets and liabilities as of December
     31, 2004, 2003 and 2002 were as follows (in thousands):



                                                    December 31,    December 31,    December 31,
                                                       2004            2003            2002
                                                    ------------    ------------    ------------

     Deferred tax assets:
         Net operating loss carryforwards             $ 21,904        $ 17,748       $ 11,743
         Amortization of intangibles                     9,161          10,443         12,287
         Advanced billings                                 798             489            336
         Tax credit carryover                            1,346           1,033            924
         Other                                           4,764           5,280          6,352
                                                      --------        --------       --------
         Total deferred tax assets                      37,973          34,993         31,642
                                                      --------        --------       --------

     Deferred tax liabilities:
         Capitalized software costs                     (3,809)         (2,669)          (763)
         Other                                             (93)            (76)           (51)
                                                      --------        --------       --------
         Total deferred tax liabilities                 (3,902)         (2,745)          (814)
                                                      --------        --------       --------

     Valuation allowance                               (34,098)        (32,275)       (30,855)
                                                      --------        --------       --------

         Net deferred tax liabilities                 $    (27)       $    (27)      $    (27)
                                                      ========        ========       ========


     Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and net operating loss carryforwards for which income tax expenses or benefits are expected to be realized in future years. The valuation allowance was established since, in the opinion of management, it is more likely than not that all, or some portion, of net deferred tax assets will not be realized.

     Upon emergence from bankruptcy, Dictaphone realized cancellation of indebtedness income ("CODI"), for financial reporting purposes, which is the amount the indebtedness discharged exceeded the consideration given in exchange thereof, of which Dictaphone ascribed a portion of the CODI to the
     CRS Division. The Internal Revenue Code provides that a debtor emerging from bankruptcy must reduce certain of its tax attributes such as net operating loss carryforwards, by certain types of CODI actually realized.

     The CRS Division's estimated United States net operating loss carryforwards at December 31, 2004, as determined on a separate return basis, after reduction of applicable allocated CODI, are approximately $55.4 million and foreign net operating loss carryforwards are $2.9 million.

     In addition, as a result of the emergence from bankruptcy, Dictaphone experienced an ownership change pursuant to and as defined by Internal
     Revenue Code Section 382 ("IRC 382"). As a result, the CRS Division's
     United States net operating loss carryforwards would be subject to the limitations imposed by IRC 382, as determined on a separate return basis.
     Furthermore, as discussed in Note 14, Dictaphone completed the sale of CRS in May 2005.

NOTE 11 - PATENT SETTLEMENT

     On September 19, 2000, Dictaphone filed a complaint (the "Dictaphone
     Complaint") in the United States District Court for the District of
     Connecticut, on behalf of the CRS Division, against a competitor alleging that the competitor's products infringe on various CRS digital logger patents.

     On December 11, 2003, a settlement was reached regarding the patent infringement suit. As part of the settlement, Dictaphone and the competitor agreed to dismiss all claims and counterclaims against each other and grant each other a worldwide, royalty-free, perpetual license to certain of their respective patents including the disputed patents. Additionally, the CRS
     Division was to receive payments totaling $10.0 million in several installments, of which $8.0 million was received within 30 days of the settlement date ($5.0 million was received in December 2003 and $3.0 million was received in January 2004). The remaining $2.0 million has been or is to be received in six quarterly installments of $333 thousand commencing

                                       15

                                CRS BUSINESS UNIT
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2004, 2003 AND 2002

     in March 2004, with the final payment due in June 2005 ($1.3 million was received in 2004). Of the $2.0 million to be paid over such time, $1.0 million was subject to CRS's performance of certain obligations.
     Accordingly, for the year ended December 31, 2003, the CRS Division recognized $9.0 million of this settlement as other revenue, representing
     $8.0 million due within 30 days of signing this agreement plus $1.0 million future payments not subject to future performance obligations. In 2004, the
     CRS Division satisfied the remaining performance obligations of the settlement agreement and the CRS Division recorded an additional $1.0 million as other revenue in 2004. The remaining $0.7 million to be received is included in accounts receivable as of December 31, 2004.

NOTE 12 - COMPREHENSIVE (LOSS) INCOME

     Comprehensive (loss) income includes net (loss) income and all other changes in equity exclusive of owners' investments and distributions. As discussed in Note 2, the differences between net (loss) income and comprehensive net (loss) income are due to translation adjustments related to foreign operations. Details relating to these translation adjustments are as follows (in thousands):



                                                 Year ended           Year ended          Nine-months ended
                                              December 31, 2004    December 31, 2003      December 31, 2002
                                              -----------------    -----------------      -----------------

     Net (loss) income                            $(22,097)            $     93               $4,475
     Translation adjustments                          (138)                (132)                  95
                                                  --------             --------               ------
     Total comprehensive (loss) income            $(22,235)            $    (39)              $4,570
                                                  ========             ========               ======


NOTE 13 - COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF RISK

     Concentrations of Risk

     Substantial portions of the CRS Division's revenues are derived from the sale of products manufactured at Dictaphone's manufacturing facility that is located in Melbourne, Florida. This manufacturing facility is subject to the normal hazards of any such facility that could result in damage to the facility. Any such damage to this facility or prolonged delay in the operations of this facility for repairs or other reason would have a materially adverse effect on the business's financial position and results of operations.

     Contingencies

     From time to time, the CRS Division may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the business, the ultimate disposition of which would have a material impact on the business's financial position or results of operations, nor does Management believe that the ultimate resolution of the litigation, administrative proceedings and environmental matters mentioned above in the aggregate will have a material adverse effect on the business's financial position or results of operations.

NOTE 14 - SUBSEQUENT EVENT

     As a result of the Company's decision to focus more on its Healthcare business, the Company committed to a plan to sell its CRS business unit.
     Dictaphone completed the sale of the CRS Division on May 31, 2005 to Nice
     Systems Ltd., for approximately $38.5 million.

                                       16